UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C - AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C-U: Progress Update
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Stock Card, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

February 27, 2018

Physical Address of Issuer:

2372 Morse Ave, 938, Irvine, CA 92614

Website of Issuer:

https://stockcard.io/home

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)

Total Assets	$36,251	$50,530
Cash & Cash Equivalents	$33,167	$45,663
Accounts Receivable	$0	$0
Short-term Debt	$392,654	$251,874
Long-term Debt	$0	$0
Revenues/Sales	$105,644	$172,581
Cost of Goods Sold	$47,064	$16,887
Taxes Paid	$0	$0
Net Income/(Net Loss)	($227,053)	($68,089)

April 30, 2023
Form C-AR

Stock Card, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Stock Card, Inc., a Delaware Corporation Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://artistworks.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Stock Card, Inc. (the "Company") is a Delaware corporation, incorporated/formed on February 27, 2018.

The Company is located at 2372 Morse Ave, 938, Irvine, CA 92614.

The Company's website is https://stockcard.io/home. The information available on or through our website is not a part of this Form C-AR.

THE BUSINESS

Stock Card, Inc. (the "**Company**") creates software, digital tools, and online platforms that facilitate the customers' understanding of information and discovery of new investment opportunities across various investment assets and geographies, such as equities, exchange-traded funds, and cryptocurrencies.

The company provides such software and tools through its online platform directly to individual customers and through its application programming interface (API) to businesses such as financial media companies or investment brokerages.

The Company conducts business in the United States and sells products and services through the internet throughout the United States and internationally. The Company is incorporated in Delaware and is qualified to do business in California as a foreign corporation.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Memorandum is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. Although financial services companies and certain of our partners may be considered essential businesses and therefore allowed to remain operational, they may experience significantly reduced demand. The risk of a pandemic, or public perception of the risk, could cause clients to avoid public places and could cause temporary or long-term disruptions in the supply chains and/or delays in the delivery of inventory to businesses that are owned by or that employ our clients. Such risks could also adversely affect our clients' financial condition, resulting in reduced spending on our services. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our vendors and service providers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our vendors and service providers.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our and our clients' ability to access capital, which could in the future negatively affect our and our clients' liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products and services may be adversely impacted if companies to whom we delegate to provide certain components of our products and services, or from whom we acquire such products and services, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products and services may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the provision of common components instead of components customized to meet our requirements. The supply of components for a new or existing product or service could be delayed or constrained, or a key service provider could delay providing such products or services to us or our clients adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Future growth could strain our resources, and if we are unable to manage our growth, we may not be able to successfully implement our business plan.

We hope to experience rapid growth in our operations, which will place a significant strain on our management, administrative, operational and financial infrastructure. Our future success will depend in part upon the ability of our management to manage growth effectively. This will require that we hire and train additional personnel to manage our expanding operations. In addition, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we may be unable to execute upon our business plan.

Since the majority of our shares of common stock are owned by Hoda Rezaei Mehr and Arash Raeisi Nia, our other stockholders may not be able to influence control of the Company or decision making by management of the Company.

Hoda Rezaei Mehr and Arash Raeisi Nia are married and collectively own 8,000,000 shares of our outstanding common stock. Their interests may not be, at all times, the same as that of our other stockholders. Where those conflicts exist, our stockholders will be dependent upon Hoda Rezaei Mehr and Arash Raeisi Nia, to act in a manner that is fair to all of our stockholders and in accordance with their fiduciary duties as majority stockholders. Also, Hoda Rezaei Mehr and Arash Raeisi Nia will have the ability to control the outcome of most corporate actions requiring stockholder approval, including the sale of all or substantially all of our assets and amendments to our Certificate of Incorporation. Investors in the Securities offered in this Offering will have no voting rights, and upon the Company's conversion of the Securities into capital stock, the Investors will have no voting rights as holders of equity securities in the Company. This concentration of ownership may also have the effect of delaying, deferring or preventing a change of control of us, which may be disadvantageous to minority stockholders.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Our potential customers will require a high degree of reliability in the delivery of our services, and if we cannot meet their expectations for any reason, demand for our products and services will suffer.

Our success depends in large part on our ability to assure generally error-free services, uninterrupted operation of our network and software infrastructure, and a satisfactory experience for our end users when they use Internet-based communications services. To achieve these objectives, we depend on the quality, performance and scalability of our products and services, the responsiveness of our technical support and the capacity, reliability and security of our network operations. We also depend on third parties over which we have no control. For example, our ability to serve our customers is based solely on our network access agreement with one service provider and on that service provider's ability to provide reliable Internet access. Due to the high level of performance required for critical communications traffic, any failure to deliver a satisfactory experience to end users, whether or not caused by our own failures could reduce demand for our products and services.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our results of operations and future prospects depend on our ability to retain existing, and attract new, customers. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend on, among others:

- the continued growth of our customer base;

- our ability to monetize our customer base, including through the use of additional products by our existing customers;

- our ability to acquire customers at a lower cost; and

- our ability to increase the overall value to us of each of our customers while they remain on our platform.

We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve. In addition to established enterprises, we may also face competition from other early-stage companies attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, particularly with respect to our financial services and market research platform, significantly greater financial, technical, marketing and other resources and a larger customer base than we do. This allows them, among others, to potentially offer more competitive pricing or other terms or features, a broader range of financial products and services, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in customer preferences. Our existing or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract new customers away from our services and reduce our market share in the future. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on the financial services industry.

From time to time, we may be involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies and self-regulatory organizations, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to significant fines, penalties, obligations to change our business practices and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

In addition, a number of participants in the fintech and financial services industry have been the subject of: putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices; violations of state licensing and lending laws, including state usury laws; actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans.

The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities.

In addition, from time to time, through our operational and compliance controls, we identify compliance and other issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted members. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and also could generate litigation or regulatory investigations that subject us to additional risk.

The Company is subject to the risk of possibly becoming an investment company under the Investment Company Act. We will be adversely affected if we are, or any of our subsidiaries is, determined to have been subject to registration as an investment company under the Investment Company Act.

We are currently not deemed an "investment company" subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"). There is a risk of the Company inadvertently becoming an investment company, which would require the Company to register under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which the Company operates its business, nor are registered investment companies permitted to have many of the relationships that the Company has with its affiliated companies.

No opinion or no-action position has been requested of the SEC regarding our business plans and whether we may in the future become an investment company subject to regulation under the Investment Company Act based on our business plans. There is no guarantee we will continue to be exempt from registration under the Investment Company Act and were we to be deemed to be an investment company under the Investment Company Act, and thus subject to regulation under the Investment Company Act, the increased reporting and operating requirements could have an adverse impact on our business, operating results, financial condition and prospects.

In addition, if the SEC or a court of competent jurisdiction were to find that we are in violation of the Investment Company Act for having failed to register as an investment company thereunder, possible consequences include, but are not limited to, the following: (i) we could be subject to monetary penalties or the SEC could apply to a district court to enjoin the violation, or both; (ii) we could be sued by investors in us and in our securities for damages caused by the violation; and (iii) any contract to which we are a party that is made in, or whose performance involves a, violation of the Investment Company Act would be unenforceable by any party to the contract unless a court were to find that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of the Investment Company Act. Should we be subjected to any or all of the foregoing, this would have a material adverse effect on our business and financial operations and our ability to continue as a going concern. The Company, based on the facts and circumstances of its business model, does not believe it is an investment company as defined within the Investment Company Act. The predominant reason for the Company's view is that the Company is not in the business of investing, reinvesting, owning, holding, or trading in securities.

The Company's business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company is subject to laws of the United States and abroad that involve matters central to its business, including user privacy, blockchain technology, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates. The Company has adopted policies and procedures designed to comply with these laws. The growth of its business and its expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's business being found to be in violation of these or other laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and are open to a variety of interpretations.

Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and results of operations will be harmed.

We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products and services. Our marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, and search engine marketing.

While our goal remains to increase the strength, recognition and trust in our brand by increasing our customer base and expanding our products and services, if any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels was to significantly increase or if we are not successful in generating new channels, we may not be able to attract new customers in a cost-effective manner or increase the platform activity of our customers. If we are unable to recover our marketing costs through increases in the size, value or overall number of refinancings we originate, or other product selection and utilization, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Our growth is dependent on the success of our partnerships with independent creators.

Our growth will be dependent on the success of our partnerships with independent content creators such as YouTubers, Twitter personalities and other social media influencers. If these content creators decide not to produce content or if YouTube, Twitter, or other social media platforms change their algorithms in a manner that causes our partners to lose viewers and followers, our business will be negatively impacted. Also, if the Financial Industry Regulatory Authority (FINRA) or if any state or federal government agency decides to regulate financial content creators' activities, our partnerships with these content creators may be negatively impacted due to fewer financial content creators' being available for partnerships with us. Any harm to our partnerships could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

BUSINESS

Description of the Business

Stock Card, Inc. (the "**Company**") creates software, digital tools, and online platforms that facilitate the customers' understanding of information and discovery of new investment opportunities across various investment assets and geographies, such as equities, exchange-traded funds, and cryptocurrencies.

The company provides such software and tools through its online platform directly to individual customers and through its application programming interface (API) to businesses such as financial media companies or investment brokerages.

The Company conducts business in the United States and sells products and services through the internet throughout the United States and internationally. The Company is incorporated in Delaware and is qualified to do business in California as a foreign corporation.

Business Plan

We are an early-stage technology start-up with an aggressive roadmap. We plan to spend a significant portion of our available assets and resources, including an aggregate amount of approximately 40,000 through CROWD SAFE financing round that closed in December 2022, on research and development (R&D) until we develop a defensible competitive moat against our current and future competitors. At such time, we will turn our attention to profitability. The company does not expect to achieve profitability in the next 12 months.

We plan to expand our asset coverage to cryptocurrencies and our geographical coverage to Canada, the U.K., and Australia (markets with the highest representation in our user base after the U.S.). We also plan to strengthen and expand our B2B API offering with faster and more efficient delivery. Lastly, we plan to expand our Creator Toolkit to offer unique features and functionalities to our creator partners to engage their communities and followers on our platform.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cards and Insight Engine	Intuitive, jargon-free, and a standardized snapshot of the information investors need to know to access all asset classes (e.g., Stock Card, ETF Card, Crypto Card, etc.) powered by our proprietary Insight Engine that collects, aggregates, and transforms investment content into actionable insights.	Individual investors who self-manage all parts of the investment portfolios (B2C) and Fintech applications and websites that provide investment content or functionalities (B2B API).
Screeners and All Theme Database	Easy-to-understand, intuitive, and thematic screening functionality to discover new investment ideas that are refreshed dynamically and powered by our proprietary All Theme classification database.	Individual investors who self-manage all parts of the investment portfolios (B2C). Fintech applications and websites provide investment content or functionalities (B2B API).
Creator Toolkit	A set of functionalities built for financial content creators to better engage and involve their followers and communities (e.g., connect functionality, index creation, masterclass offering)	Financial creators who produce and share investment content with their followers and communities (B2B2C).
Portfolio Center	A marketplace of investment portfolios, watchlists, and ideas that allows anyone to discover, access, and track other investors' ideas in a verified way.	Individual investors who self-manage all parts of the investment portfolios (B2C) and financial creators who produce and share investment content with their followers and communities (B2B2C).

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

We compete with financial media companies such as CNBC and Yahoo Finance! that provide long-form, written, audio, and video content or give investors access to financial information and data. We differentiate ourselves from such media companies by simplifying and standardizing investment content, offering digestible, actionable insights without confusing or bombarding users with data and opinions. In competition with media companies, our business model enables us to focus on helping our users achieve higher investment returns. In contrast, the media companies' business model is focused on creating emotional entanglements and reactions to financial news and opinions, leading to more frequent and perhaps less diligent investment decisions with historically lower investment returns. We also compete with other fintech and investment research applications and various emerging new startups, websites, and communities. Most such applications are asset specific, specialize in one or two unique assets, and focus on adding more data rather than providing actionable insights. We differentiate ourselves from such applications by standardizing investment content across multiple assets and removing complexity from investment research by transforming data into actionable insights. More data doesn't mean better decisions. We compete with them by offering more insights and not more data.

Customer Base

We sell our product and tools to individual investors who self-manage all or part of their investment decisions. We also indirectly sell our products to the followers and community members of financial creators who partner with us. The majority of our B2C users are men between 20 to 40 users old in the United States. Additionally, we offer API access to our multi-asset Insight Engine and All Theme classification database to other fintech applications and websites that offer investment content and functionalities to their user base. Most of our B2B clients are emerging neo-bank or brokerage challenger applications.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event our current third-party vendors are unable to provide services or any issues arise with our current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to our business, although it could cause short-term limitations.

Intellectual Property

The Company has no federal or state trademark registrations (or applications) and no patents (or patent applications) with the United States Patent and Trademark Office or with any international government agency. The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Hoda Rezaei Mehr	Director, Founder, President and Chief Executive Officer	February 2018 – Present: Stock Card, Inc., Director, Founder, President and CEO Responsibilities: Strategic direction, product and growth strategy, and implementation	Allameh University, BS in Economics (2003) John Molson School of Business, Concordia University, MBA (2008)
Arash Raeisi Nia	Director	February 2018 – Present: Stock Card, Inc., Director Responsibilities: Strategic advisory to define the company's direction and approach to product development and market positioning. February 2018 – February 2019, Stock Card, Inc., Chief Operating Officer and Chief Product Officer Responsibilities: Led product development activities and team and launched the company's first minimum viable product.	Concordia University, Master of Science, Econometrics (2007) University of British Columbia, Award of Achievement in Web Analytics (2011) Victoria University, Bachelor of Commerce, Marketing, and International Trade (2003)

Biographical Information

Hoda Rezaei Mehr - Ms. Mehr has served as Stock Card's Founder, President, Chief Executive Officer, and member of our board of directors since February 2018. She is responsible for our strategic direction, product and growth strategy, and implementation. From 2003 to 2017, Ms. Mehr served in various positions at Symantec, a leading cybersecurity software company acquired by Broadcom, Aimia, a global leader in customer loyalty program design and development, Aeroplan, a premier loyalty program in Canada, and Sony Electronics Middle East, a global manufacturer of premium consumer electronic devices as head of sales strategy, key account program manager, senior corporate strategist, and marketing communication manager, respectively. She has founded the Intelligent Investors Stock Market private community on Facebook and has launched, produced, and published 100s of written, audio, and video content on TradeStocks.com, Renegade Investors' podcast show, Fool.com, and Stock Card's blog and YouTube channel. Ms. Mehr is a Milestone Maker at the Nasdaq Entrepreneurship Center and a graduate of the Founder Institute Silicon Valley chapter.

Ms. Mehr holds an MBA from the John Molson School of Business, Concordia University which she earned in 2008, and a BS in Economics from Allameh University, which she earned 2003.

Arash Raeisi Nia - Mr. Raeisi Nia has been a member of our board of directors since February 2018. Between February 2018 and February 2019, Mr. Raeisi Nia was our Chief Operating Officer and Chief Product Officer and led our product development activities and team. In March 2019, Mr. Raeisi Nia joined Manticore Games, a Benchmark-backed dual-sided creator economy and metaverse platform, and serves as Chief Product Officer. Between 1999 and 2006, Mr. Raeisi Nia served in various positions and Electronic Arts (EA), Zynga, Warner Brothers Entertainment, and Sony Electronics, where he built and ran billion-dollar B2C applications, video games, and platforms.

Mr. Raeisi Nia holds a master's degree in Econometrics from Concordia University which he earned in 2007, an Award of Achievement in Web Analytics from the University of British Columbia which he earned in 2011, and a Bachelor of Commerce, Marketing, and International Trade from Victoria University which he earned in 2003.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common, and has issued the following outstanding Securities.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock*
Amount Outstanding	503,750
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.6%

*All awards have been issued under the Company's 2018 Equity Incentive Plan currently in effect (the "Plan"). There are 503,750 shares of Common Stock subject to stock options that have been granted, and no such stock options granted under the Plan have been exercised. There are a total of 1,000,000 shares reserved for issuance under the Plan.

Type	Warrant to Purchase Shares (Common Stock)
Amount Outstanding	3.5% of the Company's Common Stock
Voting Rights	None
Anti-Dilution Rights	None, except for adjustments due to subdivisions, combinations and other issuances as set forth in Section 9 of the Warrant.
Material Terms	The capitalized terms used in this chart have the meanings set forth in the Warrant. This Warrant has an expiration date of April 30, 2028. This Warrant shall be exercisable, in whole or in part, commencing on the earlier of (i) closing date of the next Qualified Equity Financing occurring after the issuance date of this Warrant and (ii) the date that the holder elects for the "Shares" to be Common Stock in accordance with Section 2(d) and ending on the expiration of this Warrant pursuant to Section 16 thereof. Subject to the terms and conditions herein, the Holder is entitled, upon surrender of this Warrant to the Company, to purchase from the Company up to a number of shares of the Company's

	shares of Common Stock as set forth in the Warrant. The exercise price for the Shares (the "Exercise Price") shall be the price per share of the Shares sold to investors in the next Qualified Equity Financing occurring after the issuance date of this Warrant; provided, however, that the holder elects for the "Shares" to be Common Stock in accordance with Section 2(d), then the exercise price for the Shares shall be the quotient obtained by dividing $1,000,000 by the Fully-Diluted Capitalization of the Company as of immediately following the first exercise (whether partial or full) of this Warrant for shares of Common Stock. The Company will provide the Holder with at least ten (10) days written notice prior to any Change of Control.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Warrants or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.5%

Type of security	SAFEs (Simple Agreements for Future Equity)
Face Amount	$62,000^
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	All capitalized terms not otherwise defined in this chart have the meanings set forth in the SAFEs. The "Post Valuation Cap" is $10,000,000. If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. If there is a Liquidity Event before the termination of the SAFEs, the SAFEs will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFEs) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of the SAFEs, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFEs) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, the SAFEs are intended to operate like standard non-participating Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	.25%*

^Represents the aggregate total from 2 SAFEs with face amounts of $25,000 and $37,000, respectively, as referenced in the financial statements attached hereto as <u>Exhibit A</u>.
*Assumes conversion at the Valuation Cap.

Type of security	Republic CROWD SAFE (Simple Agreements for Future Equity Through Regulation CF Offering)
Face Amount	$42,000^
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	All capitalized terms not otherwise defined in this chart have the meanings set forth in the SAFEs. The "Post Valuation Cap" is $10,000,000. Upon the pursuant sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than **$1,000,000** cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company. If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Subscription Amount") by (a) or (b) immediately below: (a) the quotient of $10,000,000 ("Valuation Cap") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs; OR (b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing". Such First Equity Financing Price shall be deemed the "First Equity Financing Price".

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	.42%*

^A referenced in the financial statements attached hereto as <u>Exhibit A</u>.
*Assumes conversion at the Valuation Cap.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding, has paid off the total sun of 51,218.90 Business Load to Intuit Financing Inc. that was previously disclosed in the Form C-AR:

Type	PayPal Business Loan
Creditor	Web Bank
Amount Outstanding	$1,685.23 (As of 4/31/2022)
Interest Rate and Amortization Schedule	46 weekly payments of $833
Description of Collateral	All of the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, assets and fixtures, general intangibles, instruments, equipment and inventory (as those terms are defined in Article 9 of the Uniform Commercial Code), wherever located, and with respect to these items, all proceeds now or hereafter owned or acquired by the Company.
Other Material Terms	Loan fee is $1680.93. Weekly Payment Amount remains the same throughout the Loan term; however, the allocation of fee and principal, respectively, varies each week. Specifically, fee allocation will be greatest at the beginning of the Loan term and will diminish over time.
Maturity Date	46 weeks after Start Date (June 3, 2022)
Date Entered Into	June 3, 2022

Type	Stockholder Business Loan
Creditor	Hoda Rezaei Mehr
Amount Outstanding	$167,642.27
Interest Rate and Amortization Schedule	None.

Description of Collateral	None.
Other Material Terms	Stockholder's non-collateralized loan to the Company. No loan agreement or promissory note has been signed; loan has no terms or maturity date. The loan was made with the intention of it eventually being converted into common shares, although no formal conversion agreement has been documented.
Maturity Date	None.
Date Entered Into	Various advances made between 2018 to Present, as needed

Type	Stockholder Business Loan
Creditor	Arash Raeisi Nia
Amount Outstanding	$167,642.27
Interest Rate and Amortization Schedule	None.
Description of Collateral	None.
Other Material Terms	Stockholder's non-collateralized loan to the Company. No loan agreement or promissory note has been signed; loan has no terms or maturity date. The loan was made with the intention of it eventually being converted into common shares, although no formal conversion agreement has been documented.
Maturity Date	None.
Date Entered Into	Various advances made between 2018 to Present, as needed

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Hoda Rezaei Mehr	4,000,000 Common Stock	50%
Arash Raeisi Nia	4,000,000 Common Stock	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of April 30, 2023, the Company had an aggregate of $3,702.85 in cash and cash equivalents, leaving the Company with approximately 1 month of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any). In fiscal year 2023, the company has implemented aggressive cost reduction program to reduce outstanding loans and other business expenses enabling the Company to achieve break-even and reduce its cash burn to the point that the company can operate without the need of raising additional external capital.

Liquidity and Capital Resources

Pursuant to the Regulation CF offering closed on December 16, 2022 the Company has not engaged in any additional fundraising campaigns or efforts.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Hoda Rezaei Mehr, the President, Chief Executive Officer and Director of the Company, and Arash Raeisi Nia, the Chief Operating Officer and Director of the Company, have provided cash advances to the in the form of loans that they have plans to convert to SAFEs. These cash advances have not been documented, so there are no terms or maturity dates applicable to same. The total cash value as of the date of this Form C-AR is $ 335,284.54 which were made between February 1, 2018 and April 30, 2023.

LEGAL MATTERS

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Hoda Rezaei Mehr
_____
(Signature)

Hoda Rezaei Mehr
_____
(Name)

President, Chief Executive Officer and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Hoda Rezaei Mehr
_____
(Signature)

Hoda Rezaei Mehr
_____
(Name)

President, Chief Executive Officer and Director
_____
(Title)

April 30, 2023
_____
(Date)

/s/ Arash Raeisi Nia
_____
(Signature)

Arash Raeisi Nia
_____
(Name)

Director
_____
(Title)

April 30, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Stock Card

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	264.41
QuickBooks Checking Account	0.00
Silicon Valley Bank Operating x2946	32,903.09
Total Bank Accounts	**$33,167.50**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Accounts Receivable - Other	0.00
Accrued Revenue	0.00
Prepaid Expenses	3,083.35
Undeposited Funds	0.00
Total Other Current Assets	**$3,083.35**
Total Current Assets	**$36,250.85**
TOTAL ASSETS	**$36,250.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Accrued Expenses	14,910.68
Due to Officer	325,711.96
PayPal Loan	14,985.39
QuickBooks Capital Loan	37,046.03
Unearned Revenue	0.00
Total Other Current Liabilities	**$392,654.06**
Total Current Liabilities	**$392,654.06**
Total Liabilities	**$392,654.06**
Equity	
Retained Earnings	-226,344.03
SAFE Convertible Securities	29,993.78
SAFE Investments	67,000.00
Net Income	-227,052.96
Total Equity	**$ -356,403.21**
TOTAL LIABILITIES AND EQUITY	**$36,250.85**

Stock Card

Profit and Loss

January - December 2022

	TOTAL
Income	
Advertising Revenue	117.33
User Subscription Income	109,816.55
Returns, Allowances, and Discounts	-4,289.41
Total User Subscription Income	**105,527.14**
Total Income	**$105,644.47**
Cost of Goods Sold	
Content Development & Production	179.02
Cost of Sales	33,151.79
Data & Website Costs	9,567.33
Merchant Fees	2,220.36
PayPal Fees	1,945.79
Total Cost of Goods Sold	**$47,064.29**
GROSS PROFIT	**$58,580.18**
Expenses	
General & Administrative	
Bank Fees	2,981.24
Dues & Subscriptions	797.72
Licenses and Fees	275.00
Office Expenses	25.00
Office Software	1,134.99
Other Contractors	1,000.00
Total General & Administrative	**6,213.95**
IT Expense	
Software & Web Services	24,334.18
Video & Audio Conferencing	614.87
Total IT Expense	**24,949.05**
Other Expenses	26,750.00
Professional Fees	
Finance & Accounting	9,770.00
Legal	2,559.00
Total Professional Fees	**12,329.00**
Research & Development	75,964.73
Sales & Marketing	
Advertising	27,050.00
Branding	131.88
Marketing Contractors	107,688.51
Promotional Materials	253.95
Total Sales & Marketing	**135,124.34**

Profit and Loss

January - December 2022

	TOTAL
Taxes	
Corporate Taxes	659.00
Franchise Tax	822.00
Total Taxes	**1,481.00**
Total Expenses	**$282,812.07**
NET OPERATING INCOME	**$ -224,231.89**
Other Expenses	
Interest Expense	2,821.07
Total Other Expenses	**$2,821.07**
NET OTHER INCOME	**$ -2,821.07**
NET INCOME	**$ -227,052.96**

Stock Card

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-227,052.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable - Other	0.00
Prepaid Expenses	1,783.28
Accrued Expenses	5,944.61
Due to Officer	105,455.74
PayPal Loan	-7,665.94
QuickBooks Capital Loan	37,046.03
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**142,563.72**
Net cash provided by operating activities	**$ -84,489.24**
FINANCING ACTIVITIES	
SAFE Convertible Securities	29,993.78
SAFE Investments	42,000.00
Net cash provided by financing activities	**$71,993.78**
NET CASH INCREASE FOR PERIOD	**$ -12,495.46**
Cash at beginning of period	45,662.96
CASH AT END OF PERIOD	**$33,167.50**